UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 2)
Safety Insurance Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
78648T100
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐ Rule 13d-1(b)

 ☒ Rule 13d-1(c)

 ☐  Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78648T100 Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	SRB Corporation 04-2968130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,444,765
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,444,765
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,444,765
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.43%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

CUSIP No. 78648T100 Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	The Plymouth Rock Company Incorporated 04-2773663
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	488,668
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	488,668
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		488,668
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		3.19%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

CUSIP No. 78648T100 Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Palisades Safety and Insurance Association 22-3180609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	956,097
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	956,097
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		956,097
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.24%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

CUSIP No. 78648T100 Page 5 of 6 Pages

Amendment No. 2 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Commission on behalf of the Reporting Persons with respect to the Common Stock of the Issuer on March 25, 2011 and Amendment No. 1 thereto filed on January 24, 2012 (as so amended, the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4.    Ownership

The information set forth in Rows 5 through 11 of the cover pages to this Amendment No. 2 to Schedule 13G is incorporated herein by reference.  Ownership is stated as of December 31, 2012 and ownership percentages are based on 15,320,409 shares of Common Stock outstanding as of November 5, 2012, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2012 filed with the Commission on November 8, 2012.

CUSIP No. 78648T100 Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2013

SRB CORPORATION
By:	/s/ Frederick C. Childs
Name: Frederick C. Childs Title: Vice President
THE PLYMOUTH ROCK COMPANY INCORPORATED
By:	/s/ Colleen M. Granahan
Name: Colleen M. Granahan Title: Vice President
PALISADES SAFETY AND INSURANCE ASSOCIATION By Plymouth Rock Management Company of New Jersey, its Attorney-in-Fact
By:	/s/ Carl A. Peterson
Name: Carl A. Peterson Title: Chief Legal Officer & Secretary